SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sonic Environmental Solutions Inc.:

We have audited the accompanying consolidated balance sheets of Sonic Environmental Solutions Inc. (a Development Stage Company) (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of shareholders’ deficiency, operations and cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005, in conformity with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
April 18, 2006	CHARTERED ACCOUNTANTS

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Consolidated Balance Sheets
As at
Canadian Funds

	December 31,	December 31,
ASSETS	2005	2004
Current
Cash and cash equivalents	$1,952,988	$5,861,773
Amounts receivable	503,037	473,995
GST receivable	313,220	177,577
Prepaid expenses	153,902	167,940
Inventory	252,835	-
	3,175,982	6,681,285
Deferred Financing Expense (Note 10)	82,779	-
Property, Plant and Equipment (Note 4)	3,367,936	2,139,385
Deferred Development Costs (Note 5)	3,545,128	1,000,807
Patents (Note 6)	131,855	85,252
	$10,303,680	$9,906,729

LIABILITIES
Current
Accounts payable	$722,835	$831,998
Accrued liabilities	556,168	39,947
Due to related parties (Note 13)	19,637	25,754
Deferred rent inducement (Note 17b)	17,509	-
Short term loan (Note 7)	58,150	-
Terra-Kleen acquisition payment (Note 9b)	584,750	-
	1,959,049	897,699

Deferred Rent Inducement (Note 17b)	52,528	-
Convertible Debentures (Note 10)	949,185	-
	1,001,713	-
Commitments (Note 17)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 11 and 12)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
19,839,350 (2004 – 17,607,510)	15,264,758	11,793,547
Contributed Surplus – Statement 2	2,158,614	1,189,196
Deficit Accumulated During the Development Stage - Statement 2	(10,080,454)	(3,973,713)
	7,342,918	9,009,030
	$10,303,680	$9,906,729

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Consolidated Statements of Shareholders’ Deficiency
Canadian Funds

	Common Shares
			Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Inception - February 4, 2000	-	$-	$-	$-	$-
Private placement	1,500,000	150,000	-	-	150,000
Public offering	1,500,000	300,000	-	-	300,000
Shares issuance costs	-	(38,062)	-	-	(38,062)
Loss for the period	-	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	-	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	-	15,000
Loss for the period	-	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	-	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	-	2,200,000
Exercise of warrants	75,000	15,000	-	-	15,000
Acquisition of a subsidiary (Note 8a)	2,997,135	5,375	-	-	5,375
Bridge loan share bonus	90,910	30,000	-	-	30,000
Shares issuance costs	-	(244,100)	-	-	(244,100)
Stock-based compensation	-	-	6,468	-	6,468
Loss for the period	-	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,433,213	6,468	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	-	7,200,000
Exercise of warrants	510,000	415,000	-	-	415,000
Exercise of options	13,333	6,667	-	-	6,667
Acquisition of a subsidiary (Note 8b)	100,000	1	-	-	1
Shares issuance costs	-	(611,268)	-	-	(611,268)
Stock-based compensation	-	-	330,376	-	330,376
Exercise of options	-	2,760	(2,760)	-	-
Loss for the period	-	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	9,446,373	334,084	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,256,602)	(2,256,602)
Balance - December 31, 2004	17,607,510	11,793,547	1,189,196	(3,973,713)	9,009,030
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	376,660	738,738	-	-	738,738
Exercise of options	520,500	312,750	-	-	312,750
Acquisition of subsidiary (Note 9)	234,680	269,882	-	-	269,882
Debenture equity portion	-	-	50,815	-	50,815
Convertible debenture warrants	-	-	50,815	-	50,815
Shares issuance costs	-	(139,399)	-	-	(139,399)
Stock-based compensation	-	-	957,028	-	957,028
Exercise of options	-	89,240	(89,240)	-	-
Loss for the period - Statement 3	-	-	-	(6,106,741)	(6,106,741)
Balance – December 31, 2005	19,839,350	$15,264,758	$2,158,614	$(10,080,454)	$(7,342,918)

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Consolidated Statements of Operations
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Eleven
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2005	2005	2004	2003
Revenue
Operating revenue	$2,295,051	$1,114,439	$1,093,387	$87,225

Operating Costs
Direct operating costs	2,789,525	1,924,634	780,996	83,895
	(494,474)	(810,195)	312,391	3,330
Expenses
Advertising	351,658	144,552	127,385	54,925
Amortization of deferred
development costs	54,491	54,491	-	-
Amortization of property, plant
and equipment	387,428	324,904	46,322	12,359
Automobile	162,738	72,807	62,371	27,560
Bank charges and interest	39,911	1,709	3,452	828
Consulting fees	363,683	2,600	74,382	115,665
Due diligence	36,863	-	-	-
Insurance	290,894	148,278	118,794	18,659
Legal and accounting	644,419	217,787	217,644	112,574
Office, postage and printing	333,356	127,707	135,252	37,549
Rent	326,274	166,625	69,412	42,401
Research	75,338	38,475	36,863	-
Salaries and wages	2,130,417	1,176,411	653,663	263,095
Salaries and wages - Stock
compensation (Note 12b)	1,941,493	915,838	760,524	258,663
Shareholder relations	130,396	52,731	23,718	47,630
Shareholder relations - Stock
compensation (Note 12b)	213,394	41,190	100,491	71,713
Telephone and utilities	180,911	77,990	50,546	24,890
Trade shows	116,888	53,037	60,452	-
Transfer agent and regulatory
fees	79,052	22,664	20,267	17,108
Travel and promotion	677,501	399,871	150,044	121,651
	8,537,105	4,039,667	2,711,582	1,227,270
Loss Before the Undernoted	(9,031,579)	(4,849,862)	(2,399,191)	(1,223,940)
Interest income	248,538	40,534	142,589	45,435
Provision for income tax	(135)	(135)	-	-
Write down of property, plant
and equipment (Note 4)	(1,306,772)	(1,306,772)	-	-
Foreign exchange gain	9,494	9,494	-	-
Loss for the Period	(10,080,454)	(6,106,741)	(2,256,602)	(1,178,505)

Loss per Share – Basic and
Diluted		$(0.40)	$(0.17)	$(0.18)

Weighted Average Number of
Common Shares
Outstanding		15,295,201	13,608,498	6,596,957

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Eleven
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2005	2005	2004	2003
Operating Activities
Loss for the period	$(10,080,454)	$(6,106,741)	$(2,256,602)	$(1,178,505)
Items not affecting cash:
Amortization of deferred
development costs	54,491	54,491	-	-
Amortization of property,
plant and equipment	387,428	324,904	46,322	12,359
Issuance of shares for
interest expense	30,000	-	-	-
Write down of property, plant
and equipment	1,306,772	1,306,772	-	-
Stock-based compensation	2,154,887	957,028	861,015	330,376
	(6,146,876)	(3,463,546)	(1,349,265)	(835,770)
Net changes in non-cash
working capital components:
GST and amounts
receivable	(787,012)	(161,990)	(500,451)	(51,110)
Accounts payable	552,614	(226,477)	353,420	(68,242)
Accrued liabilities	535,091	495,268	(17,238)	(8,012)
Deferred rent inducement	70,037	70,037	-	-
Due to related parties	(10,637)	(6,117)	(21,104)	37,858
Prepaid expenses	(122,858)	37,162	(97,825)	(53,935)
Inventory	(112,648)	(112,648)	-	-
	124,587	95,235	(283,198)	(143,441)
	(6,022,289)	(3,368,311)	(1,632,463)	(979,211)
Investing Activities
Property, plant and equipment
acquired	(4,955,223)	(2,830,674)	(1,508,583)	(213,608)
Patents	(149,572)	(51,835)	(67,443)	19,269
Deferred development costs	(1,018,506)	(165,708)	(450,661)	(182,887)
Net cash (deficiency) acquired
on purchase of subsidiaries	(226,228)	(67,555)	-	(8,600)
Acquisition of subsidiary	-	-	-	(34,000)
	(6,349,529)	(3,115,772)	(2,026,687)	(419,826)
Financing Activities
Cash received for shares	15,894,426	3,251,488	2,341,271	7,621,667
Share issuance costs	(1,032,829)	(139,399)	-	(611,268)
Cash received for debentures	1,000,000	1,000,000	-	-
Deferred financing fees	(31,964)	(31,964)	-	-
Short term loan	(67,853)	(67,853)	-	-
Long-term debt	(865,446)	(865,446)	-	-
Due to shareholders	(571,528)	(571,528)	-	-
	14,324,806	2,575,298	2,341,271	7,010,399

Net Increase (Decrease) in Cash
and Cash Equivalents	1,952,988	(3,908,785)	(1,317,879)	5,611,362
Cash and cash equivalents -
Beginning of period	-	5,861,773	7,179,652	1,568,290
Cash and Cash Equivalents –
End of Period	$1,952,988	$1,952,988	$5,861,773	$7,179,652

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows - Continued
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Eleven
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2005	2005	2004	2003

Supplemental Schedule of Non-
Cash Transactions
Value of warrants included in
deferred financing expense	$50,815	$50,815	$-	$-
Property, plant and equipment
costs acquired on purchase of
a subsidiary	$34,065	$-	$-	$34,065
Property, plant and equipment
included in accounts payable	$129,884	$129,884	$415,991	$-
Amortization of patents
capitalized as deferred
development costs	$14,993	$636	$1,872	$12,485
Amortization of plant one
capitalized as deferred
development costs	$10,733	$-	$10,733	$-
Deferred development costs
included in accounts payable	$-	$-	$4,280	$43,295
Deferred development costs
acquired on purchase of
subsidiaries	$2,518,803	$2,339,984	$-	$-
Patent costs included in
accounts payable	$2,781	$2,781	$8,013	$21,698
Accrued costs of acquisition of a
subsidiary and amount due to
related parties included in
deferred development costs	$97,400	$97,400	$-	$33,375
Equity portion removed from
convertible debenture	$50,815	$50,815	$-	$-
Shares issued for purchase of
subsidiaries	$275,258	$269,882	$-	$1
Shares issued for interest
expense	$30,000	$-	$-	$-
Stock-based compensation
expense	$2,154,887	$957,028	$861,015	$330,376
Long-term debt acquired on
purchase of a subsidiary	$865,446	$865,446	$-	$-
Due to shareholders acquired on
purchase of a subsidiary	$571,528	$571,528	$-	$-

- See Accompanying Notes

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

1.	Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

2.	Significant Accounting Policies

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

		-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 8a).

-

Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 8b).

-

Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 9).

Included in these consolidated financial statements are results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, and Sonic Corp. from its date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

	b)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	c)	Inventory

Inventory is carried at the lower of cost or market. Cost is determined using the first-in first-out method.

	d)	Research and Development Costs

New product development costs and existing product enhancement costs are deferred to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. These deferred development costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, the Company reassesses the relevant criteria for deferral and amortization and reviews the deferred development costs for impairment.

	e)	Patent Rights

Patent rights are recorded at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patents rights are charged to deferred development costs, as applicable.

At each reporting date, management reviews its amortization periods for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

	f)	Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

•	Computer equipment - 30% declining balance
•	Furniture and office equipment - 20% declining balance
•	Leasehold improvements - straight-line over the economic life
•	Vehicles – 30% declining balance
•	Machinery and equipment – 20% declining balance
•	Plant one – 5 years straight-line
•	Plant two – 10 years straight-line

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	g)	Share Capital

i)

The proceeds from the exercise of stock options and warrants and issuance of escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	h)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight- line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

	i)	Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and collectibility is reasonably assured. Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amounts billed to date.

	j)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	k)	Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences at the time when income and expenses are recognized in accordance with the Company’s accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized to the extent that realization of such benefits is more likely than not.

	l)	Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

	m)	Impairment of Long-Lived Asset

The Company follows the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

	n)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

		i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
		ii)	Non-monetary assets and liabilities, and equity at historical rates, and
		iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	o)	Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, GST receivable, accounts payable, amounts due to related parties, short term loan, Terra-Kleen acquisition payment, and convertible debentures. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Property, Plant and Equipment

Details are as follows:

			Net Book	Net Book
			Value	Value
		Accumulated	December 31,	December 31,
	Cost	Amortization	2005	2004
Computer equipment	$171,015	$85,644	$85,371	$99,248
Furniture and office equipment	201,941	74,036	127,905	127,033
Leasehold improvements	99,934	10,275	89,659	34,451
Vehicles	77,244	67,719	9,525	7,839
Machinery and equipment	2,256,116	1,468,953	787,163	223,628
Plant One	238,874	58,508	180,366	228,141
Plant Two	2,232,567	144,620	2,087,947	1,419,046
	$5,277,691	$1,909,755	$3,367,936	$2,139,386

Property, plant and equipment are not amortized until they are available for use.

With the acquisition of Terra-Kleen, the Company is modifying Plant Two to incorporate the Terra-Kleen solvent extraction technology. The Company wrote down Plant Two in the amount of $1,306,772 to reflect those assets that will not be used on a go-forward basis.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

5.	Deferred Development Costs

Details are as follows:

	Balance at		Balance at
	December 31,	Current Year	December 31,
	2004	Activity	2005
Acquisition costs
Legal	$213,083	$-	$213,083
Acquisition fees	11,640	-	11,640
Terra-Kleen technology (Note 9)	-	2,557,255	2,557,255
Development costs
Amortization of patent costs	14,357	936	15,293
Amortization of Plant One	10,733	23,887	34,620
Construction - Plant One	103,897	-	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	161,760	1,620	163,380
Commissioning, testing and supplies	26,230	-	26,230
Engineering - Plant One	61,476	-	61,476
Generator	34,928	-	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	52,282	1,665	53,947
Rent	26,606	13,449	40,055
Salaries and wages	177,998	-	177,998
Technical review	30,667	-	30,667
	1,000,807	2,598,812	3,599,619
Accumulated Amortization	-	(54,491)	(54,491)
	$1,000,807	$2,544,321	$3,545,128

6.	Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	December 31,	December 31,
	2005	2004
Balance – Beginning of period	$85,252	$17,809
Current period costs:
Legal	48,475	69,315
Less: Amortization	(1,872)	(1,872)
Balance – End of period	$131,855	$85,252

Summary is as follows:
	December 31,	December 31,
	2005	2004
Legal costs	$148,084	$99,609
Less: Accumulated amortization	(16,229)	(14,357)
	$131,855	$85,252

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

7.	Short-Term Loan

The Company has a promissory note of US$50,000 payable February 13, 2006, bearing 12% interest.

8.	Acquisitions

	a)	SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as it was a related party transaction. Details of SESI’s assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values
Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI’s costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company’s books for the deferred development costs.

The amount due to the Company was related to advances by the Company to SESI for working capital.

b)	Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen Response Group Inc. ("Terra-Kleen") and then merged it with Sonic Corp. (Note 2a)

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen has an established operating history with the Environmental Protection Agency in the United States.

	a)	Mitsubishi Agreement

Per agreement dated January 1, 2001, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology.

Terra-Kleen receives a royalty at 3% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after the non- refundable advanced royalty of US$500,000 is exhausted. The non-refundable advance royalty was paid in a previous year to Terra-Kleen. As at December 31, 2005, US$115,884 has been eroded towards the advance.

	b)	Collex Agreement

Per agreement dated June 10, 2005 with Collex Pty Ltd. (“Collex”), Terra-Kleen granted a license to Collex to use the Company’s soil remediation technology.

The considerations are as follows:

		i)	A lump sum initial license fee of US$100,000 (received).

		ii)	A technology license fee of US$288,000 upon successful results of initial trial.

		iii)	A trial fee of AUS$298,732 as follows:

• AUS$150,000 on commencement date
• AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia
• AUS$74,366 on the date of following the completion of initial test.

		iv)	After nine months of successful trial, Collex will either pay rent on the demonstrator equipment at US$32,000 or buy the system at US$488,000.

		v)	To pay royalty of 50% of profit generated from using the technology.

As at year-end, the initial trial was delayed as a site change was required.

Management believes the acquisition will enable the Company to accelerate its international market penetration and will give the Company an established presence in the United States market.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

The total consideration payable by the Company is as follows:

i.

Upon the closing, US$500,000 was to be paid through the issuance of the Company common shares with the base for the calculation being that the shares are at the greater of $2.50 per share or the average closing price for the ten trading days preceding the closing. The greater price was $2.50. This resulted in an issuance of 234,680 common shares valued at $269,882 being the trading price on the issuance date;

ii.

On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability of $584,750 on the balance sheet until satisfied.

	iii.	Cash payments equal to fifty percent of all revenue generated by the Company’s technology during the three-year period ending December 21, 2009 up to a maximum payout of US$500,000;

iv.

For a period of three years following the closing date, if and to the extent the “net contribution” of the Company amounts to US$1,988,695, the Company will pay to the Seller an amount equal to all additional net contributions until a maximum threshold is achieved. The maximum threshold is US$6,500,000. Thirty percent of this amount shall be payable in cash and, at the Company’s sole discretion, the remaining seventy percent shall be paid in either cash or shares. ”Net contribution” is a formula based on revenues less expenses of the combined companies; however, the deductible expenses forming part of the net contribution will not include any of the Company's overhead expenses assumed and the cash compensation payable under the previous shareholders’ Employment Agreement will only be deductible on a pro-rata basis commensurate with the efforts of the Seller that are directly associated with the operation of the Company; and

	v.	An amount equal to ten percent of the amount collected on a contested US$1,500,000 receivable of the Company which as at the date of the transaction has been fully allowed for.

Items iii, iv and v above are contingent consideration and will only be recorded, for accounting purposes, once the conditions that establish payment have been met.

Therefore, total consideration given up to date is as follows:

Share issuance upon closing	$269,882
Share issuance due June 21, 2006	584,750
Due diligence and cash closing costs	217,271
$1,071,903

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

The following is a summary of the identifiable assets and liabilities of Terra-Kleen as at the date of acquisition:

Current assets	$168,924
Property, plant and equipment	315,660
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$(1,485,352)

The difference of $2,557,255 between the total consideration paid and net identifiable assets and liabilities acquired has been recorded as purchased deferred development costs.

10.	Convertible Debenture

In December 2005, the Company completed a convertible debenture financing with two directors of the Company for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In accordance with Canadian generally accepted accounting principles, the Company allocated a portion of the debenture to liabilities ($949,185) and a portion to equity equal to $50,815. In making this allocation, the Company valued the equity conversion feature using the Black-Scholes option- pricing model with the following assumptions:

Dividend yield	-
Risk-free interest rate	3.8%
Expected volatility of the Company's common stock	50.5%
Expected life	2 years

In addition, the 500,000 warrants have been valued using the above assumptions for a total cost of $50,815. This, combined with certain cash closing costs of $31,964, have been recorded as deferred financing costs and will be recognized over the term of the debenture.

The difference between the face value of the debenture and the calculated liability amount is to be amortized to interest expense on a straight-line basis over the term of the debentures.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

11.	Share Capital

	a)	Authorized: 100,000,000 common shares without par value.

	b)	During the year, the Company issued 1,100,000 units at $2.00 per unit for gross proceeds of $2,200,000. Each unit consists of one common share and one-half share purchase warrant.

Each warrant is exercisable for two years at a price of $2.75 per common share. The Company paid a finders fee of $110,000 and issued to the finders 55,000 warrants exercisable at $2.75 per share on or before September 28, 2007.

Subsequent to the year-end, the Company issued 2,797,223 units at $0.90 per unit for gross proceeds of $2,517,500. Each unit consists of one common share and one-half share purchase warrant. Each warrant is exercisable for two years at a price of $1.20. The Company paid a finders fee of $113,850.

	c)	Options

i)

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date.

Options vest according to the length of service are as follows:

Employment service greater than six months	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

11.	Share Capital - Continued

	c)	Options - Continued

		ii)	A summary of the Company’s options at December 31, 2005 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	December 31,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$0.20	300,000	-	(300,000)	-	-	November 29, 2005
$0.50	492,500	-	(70,500)	-	422,000	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	(150,000)	-	-	April 8, 2005
$1.61	25,000	-	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	-	50,000	-	-	50,000	June 21, 2010
$2.37	-	85,000	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	-	150,000	-	-	150,000	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	-	50,000	-	(50,000)	-	March 30, 2008
$2.60	-	40,000	-	(20,000)	20,000	March 30, 2010
$2.75	140,000	-	-	(25,000)	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	-	230,000	July 6, 2009
	2,622,500	375,000	(520,500)	(95,000)	2,382,000

Weighted average
exercise price	$1.57	$2.47	$0.60	$2.64	$1.89

		Weighted
		Average
	Number of Options	Exercise Price	Expiry
			August 9, 2007
Vested at December 31, 2005	1,922,831	$1.69	to June 21, 2010

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

11.	Share Capital - Continued

	d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	December 31,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date

$1.80	251,535	-	(174,160)	(77,375)	-	October 31, 2005
$2.00						December 21, 2006
/ $2.30	-	500,000	-	-	500,000	December 21, 2007
$2.10	1,978,000	-	(202,500)	(1,775,500)	-	October 31, 2005
$2.75	-	605,000	-	-	605,000	September 28, 2007

	2,229,535	1,105,000	(376,660)	(1,852,875)	1,105,000

Weighted average
exercise price	$2.06	$2.41	$2.05	$2.07	$2.41

e)	Escrow Shares

As at December 31, 2005 there are 3,231,815 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

There were 1,650,910 shares placed in escrow, 10% of these shares were released following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow was on December 16, 2005. During the year, 495,272 shares were released from escrows leaving no shares in escrow at December 31, 2005.

ii)

An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from the pooling as at December 31, 2005.

iii)

There were 100,000 shares issued for the acquisition of Contech; 25,000 shares are to be released every six months from the closing date, with the last released in September 2005, leaving no shares in escrow at December 31, 2005.

iv)

There were 234,680 shares issued for the acquisition of Terra-Kleen and held in escrow at December 31, 2005. 10% of the total number of shares is to be released every three months beginning March 13, 2006, with the last release on June 13, 2008.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

12.	Stock Based Compensation

a)

Stock compensation expense is based on the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.20%
Expected dividend yield	-
Expected stock price volatility	51%
Expected option life in years	5

Current period stock-based compensation amounted to $957,028 (December 31, 2004 - $861,015). Out of this amount, $41,190 (December 31, 2004 - $100,491) is included in the shareholder relations expense, and $915,838 (December 31, 2004 - $760,524) is included in salaries and wages expense, with the offsetting entry to contributed surplus.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

13.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	Deferred development costs include salaries of $Nil (2004 - $104,999) that were paid to a director and officer.

	b)	During the current year, salaries of $432,500 (2004 - $232,200; 2003 - $207,163) were paid or accrued to directors and officers.

c)

As at December 31, 2005 $19,637 (December 31, 2004 - $25,754) was owing to directors, officers, and related entities. These amounts are non-interest bearing and have no specific terms of repayment and were incurred in the normal course of operations.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

14.	Segmented Information

	a)	Geographic Information

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	December 31,	December 31,
Property Plant and Equipment	2005	2004
Canada	$3,075,622	$2,139,385
United States	292,314	-
	$3,367,936	$2,139,385

	December 31,	December 31,
Assets	2005	2004
Canada	$9,848,662	$9,906,729
United States	455,018	-
	$10,303,680	$9,906,729

	b)	Major Customers

During the year, 72% of total revenue related to one customer. Included in accounts receivable are billed and unbilled invoices relating to this contract totalling $457,298.

15.	Income Taxes

a)

The Company and its Canadian subsidiaries have incurred non-capital losses for tax purposes of approximately $7,363,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2009	$606,000
2010	1,112,000
2014	1,976,000
2015	3,669,000
$7,363,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

b)

As of December 31, 2005, the Company had approximately $937,000 in US federal and state net operating loss carryforwards, expiring through 2022. A significant portion of such net operating loss carryforwards were incurred prior to December 21, 2005, the acquisition date of Terra-Kleen and as such management of the Company anticipates limitation to the use of these carryforwards under Internal Revenue Code Section 382.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

16.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

17.	Commitments

a)

The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684

b)

During the year, the Company received $87,547 for leasehold improvements for their office premises. As required, this is being amortized over the term of the 5 year lease and has been classified into short and long-term rent inducement liabilities.

c)	Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met. Under United States GAAP, research and development costs are expensed when incurred.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

b)

Under Canadian GAAP, the value of 2,997,135 shares issued by the Company to acquire SESI on December 12, 2002 (Note 7) was based on the net book value of SESI, being $5,375, as it was a related party transaction for Canadian GAAP purposes. Under United States GAAP, the consideration for the purchase of SESI is recorded at the fair value of the common shares issued by the Company, being $273,205. Even though the number of shares issued is 2,997,135, due to the escrow and pooling arrangements, the fair value of shares issued has been determined by taking the value of the shares ($0.44CDN) on the date of the agreement multiplied by the number of shares guaranteed to be released (1,000,000 shares) at the end of 5 years from the date of the effective date of the transaction. The consideration has also been discounted using a 10% interest rate for the 1,000,000 shares to take into account the time value of the consideration. For the other 1,997,135 shares they are contingent consideration and will be recorded, as under FAS 141 (28), when the contingency is resolved and distributable. Any consideration calculated for US GAAP which is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

c)

Under Canadian GAAP, the acquisition of Contech on August 1, 2003 was recorded based on the discounted value of cash consideration ($67,375) plus the value of 100,000 shares issued, being $1 (Note 8) as it was a related party transaction for Canadian GAAP purposes. The value of shares was based on the excess of the fair value of the net identifiable assets less cash consideration paid. Under United States GAAP, the purchase of Contech is recorded at the discounted value of cash consideration paid ($67,375) plus the fair value of shares issued by the Company, being $137,867. The fair value of shares issued by the Company has been determined by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. Any consideration calculated for US GAAP which is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

d)

Under Canadian GAAP, the convertible debenture is bifurcated between the conversion feature and the debenture. Since the conversion did not have a beneficial conversion feature, the debenture is recorded at face value under US GAAP.

For the 2005 fiscal year, there has been no reconciling difference to record as the convertible debentures were issued close to year-end.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

	e)	The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative
	Amounts from
	February 4,			Eleven
	2000			Months
	(inception) to	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003

Loss for the period as reported	$(10,080,454)	$(6,106,741)	$(2,256,602)	$(1,178,505)
Write-off of deferred development costs:
- incurred during the period	(3,545,128)	(2,544,321)	(411,646)	(226,182)
- incurred on acquisition of SESI (Note 18b)	(267,830)	-	-	-
- incurred on acquisition of Contech (Note 18c)	(137,866)	-	-	(137,866)

Loss for the period in accordance with
United States GAAP	$(14,031,278)	$(8,651,062)	$(2,668,248)	$(1,542,553)

Basic and diluted loss per share in
accordance with United States GAAP		$(0.57)	$(0.20)	$(0.23)

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

	f)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed		Comprehensive
	Number	Amount	Surplus	Deficit	Income	Total

Shareholders’ equity in accordance with
Canadian GAAP at January 31, 2003	10,638,045	$2,433,213	$6,468	$(538,606)	$-	$1,901,075
Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830
Write-off of deferred development costs
- as reported	-	-	-	(362,979)	-	(362,979)
- incurred on acquisition of SESI (Note 18b)	-	-	-	(267,830)	-	(267,830)
Shareholders’ equity in accordance with
United States GAAP at January 31,
2003	10,638,045	$2,701,043	$6,468	$(1,169,415)	$-	$1,538,096

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2003	15,261,378	$9,446,373	$334,084	$(1,717,111)	$-	$8,063,346
Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830
Acquisition of Contech (Note 18c)	-	137,866	-	-	-	137,866
Write-off of deferred development costs
- as reported	-	-	-	(589,161)	-	(589,161)
- incurred on acquisition of SESI (Note 18b)	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech (Note
18c)	-	-	-	(137,866)	-	(137,866)
Shareholders’ equity in accordance with
United States GAAP at December 31,
2003	15,261,378	$9,852,069	$334,084	$(2,711,968)	$-	$7,474,185

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2004	17,607,510	$11,793,547	$1,189,196	$(3,973,713)	$-	$9,009,030

Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830
Acquisition of Contech (Note 18c)	-	137,866	-	-	-	137,866
Write-off of deferred development costs
- as reported	-	-	-	(1,000,807)	-	(1,000,807)
- incurred on acquisition of SESI (Note 18b)	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech (Note
18c)	-	-	-	(137,866)	-	(137,866)
Shareholders’ equity in accordance with
United States GAAP at December 31,
2004	17,607,510	$12,199,243	$1,189,196	$(5,380,216)	$-	$8,008,223

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

f)	-Continued

	Common Shares		Contributed		Comprehensive
	Number	Amount	Surplus	Deficit	Income	Total

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2005	19,839,350	$15,264,758	$2,158,614	$(10,080,454)	$-	$7,342,918

Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830

Acquisition of Contech (Note 18c)	-	137,866	-	-	-	137,866
Write-off of deferred development costs
- as reported	-	-	-	(3,545,128)	-	(3,545,128)
- incurred on acquisition of SESI (Note
18b)	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech (Note
18c)	-	-	-	(137,866)	-	(137,866)
Shareholders’ equity in accordance with
United States GAAP at December 31,
2005	19,839,350	$15,670,454	$2,158,614	$(14,031,278)	$-	$3,797,790

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company’s financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.